Exhibit (a)(1)(D)
FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE EMPLOYEES

Subject:	Qualtrics International Inc. Offer to Exchange Fixed Value Rights and/or Existing RSUs for Qualtrics RSUs

To:	All Eligible Employees

From:	Qualtrics International Inc.

Date:	August 12, 2021
We are pleased to announce that Qualtrics International Inc. (“Qualtrics,” “we,” “us” or “our”) is commencing an Offer to Exchange Fixed Value Rights and/or Existing RSUs for new Qualtrics RSUs (the “Exchange Offer”) today, August 12, 2021. You are receiving this email because you are eligible to participate and exchange certain outstanding Fixed Value Rights and/or Existing RSUs for replacement Qualtrics RSUs with modified terms.
“Eligible Employees” means employees of QAL Technologies Pty Ltd, a proprietary limited company organized in Australia and a subsidiary of Qualtrics (“QAL”), on the date hereof who hold Fixed Value Rights and/or Existing RSUs that vest on or after October 1, 2021, who continue to be employees of QAL or Qualtrics or one of its other subsidiaries through the expiration of the Exchange Offer and through the Grant Date, and who have not previously been offered the opportunity to exchange outstanding Fixed Value Rights and/or Existing RSUs for replacement Qualtrics RSUs.
“Existing RSUs” means the rights granted by Qualtrics on or after January 1, 2018, that are now represented by rights to receive amounts in cash linked to the value of SAP Stock as of the applicable vesting date and rights granted by SAP as part of the “Move SAP Plan” or “Grow SAP Plan” to receive amounts in cash linked to the value of SAP Stock as of the applicable vesting date.
“Fixed Value Rights” means (x) rights granted by Qualtrics prior to January 1, 2018, that are now represented by fixed value rights to receive an amount in cash equal to $34.9968272 per right or (y) rights granted by Qualtrics that are now represented by fixed value rights to receive an amount in cash equal to $34.9968272 less the exercise price that applied to the rights at the time of the grant, in each case which vests on or after October 1, 2021.
“Qualtrics RSUs” means the right to receive shares of Qualtrics Class A common stock, par value $0.0001 per share, in the future, subject to certain vesting conditions and other terms and conditions set forth in the 2021 Qualtrics International Inc. Employee Omnibus Equity Plan, the applicable award agreement and the other relevant agreements and governing documents.

The election materials, including a unique link to a survey where you can make your election, will be emailed to you at your Qualtrics email address. If you later wish to change your election, or view your prior election, you can click the original link that is emailed to you to do so. If you experience difficulties accessing your unique link or have any questions, please contact legal-equity@qualtrics.com.
The Exchange Offer will expire at 11:59 p.m., Mountain Time, on September 10, 2021 (or 3:59 p.m., Australian Eastern Time, on September 11, 2021) (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.
Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Qualtrics recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents, which you may access on our website at www.qualtrics.com/investors/sec-filing or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Schedule TO and Offer to Exchange filed therewith.